Filed by Franklin Managed Trust

Pursuant to Rule 425 under Securities Act of 1933.

Subject Company: Franklin Value Investors Trust on behalf of

Franklin Large Cap Value Fund

File No. 333-208952

Shareholder Name

Address

Address

Address

Reference Number:

IMMEDIATE ACTION REQUESTED

RE:  Franklin Large Cap Value Fund

Dear Shareholder:

Recently, you received proxy materials regarding the proposed reorganization of the Franklin Large Cap Value Fund. Your voice is important in this proxy vote process and the Special Meeting of Shareholders scheduled to be held on April 29th is quickly approaching. We have made numerous attempts to reach you by mail and/or phone in the last several weeks.  If we do not obtain enough votes to conduct the meeting, the meeting will be adjourned and we will continue to request shareholder participation to reach required quorum.

To cast your vote at your earliest convenience and eliminate additional communications on this matter, please call 1-844-700-1484 (toll-free) between 9:00 a.m. and 9:00 p.m. Eastern Time, Monday through Thursday, between 9:00 a.m. and 6:00 p.m. Eastern Time on Friday, or between 10:00 a.m. and 6:00pm Eastern Time on Saturday. During this brief call, you will speak with a representative of Boston Financial Data Services, the firm assisting Franklin Large Cap Value Fund in the effort of gathering votes.

At the time of the call, you will be asked for the reference number above in order to locate the voting record for your account. The representative will not have access to your confidential information and the telephone line is also recorded for your protection. After the call, you will receive a confirmation of your vote by return mail.

The Board of Trustees has carefully evaluated the proposal and believes the approval of the proposed reorganization is in the best interest of shareholders.

Thank you for your assistance with this important matter.

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